Exhibit 12.2

Union Electric Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2006	2007		2008		2009		2010
Net income from continuing operations	$348,806	$341,966		$250,998		$265,020		$368,702
Less- Income from equity investee	54,285	54,545		10,948		-		-
Add- Taxes based on income	183,867	139,782		133,514		127,982		199,085

Net income before income taxes and income from equity investee	478,388	427,203		373,564		393,002		567,787
Add- fixed charges:
Interest on short-term and long-term debt	176,088	203,456	(a)	205,314	(a)	245,272	(a)	232,157	(a)
Estimated interest cost within rental expense	2,754	2,540		3,533		3,542		3,689
Amortization of net debt premium, discount, and expenses	5,468	5,634		6,226		6,686		6,744

Total fixed charges	184,310	211,630		215,073		255,500		242,590

Earnings available for fixed charges	662,698	638,833		588,637		648,502		810,377

Ratio of earnings to fixed charges	3.59	3.01		2.73		2.53		3.34

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	5,941	5,941		5,941		5,941		4,716
Adjustment to pretax basis	3,244	2,429		3,160		2,869		2,546

	9,185	8,370		9,101		8,810		7,262

Combined fixed charges and preferred stock dividend requirements	$193,495	$220,000		$224,174		$264,310		$249,852

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.42	2.90		2.62		2.45		3.24

(a)	Includes interest expense related to uncertain tax positions